CERTIFICATE OF NOTIFICATION

                                    filed by

                      THE SOUTHERN COMPANY and Subsidiaries


Pursuant to the order of the SEC dated December 27, 2000, in the matter of file No. 70-9701.

The above named companies HEREBY CERTIFY to said Commission, pursuant to Rule 24, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1, as amended, and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceedings referenced above. Such information, as of September 30, 2002, is as follows:

1. A copy of Southern Power Company's (Southern Power) balance sheet and income statements as of and for the period ending on the last day of the quarter for direct subsidiaries of SOUTHERN that hold the securities of EWG's, including New Co.

         See attached:     Income Statement September 2002, Year to Date
                           Balance Sheet September 2002


2. A narrative description of Southern Power's activities during the quarter just ended organized by business category (project development, project related services and other) and within each category, a description of new developments by project type (e.g., EWG's energy related activities, etc.).


         In the third quarter 2002, Southern Power continued operation of its existing generating units. This includes a portfolio of ten units at Plant Dahlberg near Commerce, GA, two units at Plant Wansley near Roopville, GA and one unit at Plant Franklin near Phenix City, AL. Construction continued on two units at Plant Harris near Autaugaville, AL, two units at Plant Franklin, one unit at Plant Stanton in Orlando, FL and two units at Plant McIntosh near Rincon, GA .

          Southern Power development activities continue including purchases of land and land options for potential new generation projects around the southeast.


3. Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Southern Power or any subsidiary of Southern Power; and
         (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Southern Power or any subsidiary of Southern Power which Southern Company has agreed to grant in the event a bid by any of the foregoing is accepted.

         Southern Power has no outstanding bids that would obligate additional Southern Company guarantees or keep wells.

4. Amounts and forms of: (i) guarantees of, and similar arrangements concerning performance and undertaking of other obligations by Southern Power or any subsidiary of Southern Power which Southern Company has granted and are currently effective, and (ii) indemnification's of and with respect to persons acting as sureties on bonds or other obligations on behalf of Southern Power or any subsidiary of Southern Power which Southern Company has granted and are currently effective.


         Southern Company has committed to directly fund Southern Power at least 40% equity as part of Southern Power's construction project financing.

         In addition, Southern Company has guaranteed the timely completion of Southern Power projects currently financed via a revolving credit facility. In this guarantee, Southern Company agrees to pay for cost overruns to the extent that Southern Power's own cash flow is insufficient. Southern Company also agrees to prepay any portion of the credit facility used for Southern Power projects not completed within two years of the proposed projects' completion date. At September 30, 2002, the outstanding amount of this revolving credit facility related to projects under construction was $276 million.

         Southern Company has granted performance guarantees on behalf of Southern Power and its subsidiary, Southern Company - Florida LLC (SCF) for SCF's payment obligations under construction and power purchase agreements associated with Plant Stanton in Orlando. Southern Company's maximum exposure is $53 million under the construction and ownership agreement and $19.5 million under the power purchase agreements.

         Contracts for the construction of transmission facilities related to the new Southern Power plants are covered by a Southern Company guarantee with an estimated value of $13.4 million. Southern Company has agreed to reimburse the affected operating subsidiaries ("Operating Companies") should Southern Power fail to make its required payments for transmission construction.

         Southern Company has also entered into limited keep well arrangements such that pursuant to certain contingencies, Southern Company would contribute funds to Southern Power via loans or capital contribution to fund Southern Power.

         Certain of these keep well agreements were created to facilitate the assignment of specific partially executory vendor contracts to Southern Power. As of June 30, 2002, Southern Company keep wells were in place to facilitate the transfer of specific vendor contracts from Alabama Power to Southern Power related to Plant Harris construction. Southern Company keep wells are also in place for the transfer of specific vendor contracts from Georgia Power to Southern Power for the operation of Plant Dahlberg and construction at sites for Plant Franklin and Plant Stanton. As of September 30, 2002, remaining payments for these contracts were $32.6 million related to the Georgia contracts and none related to Alabama contracts. Southern Company has also entered in a keep well agreement with Alstom Power related to the transfer of a specific equipment contract for the Franklin Unit 3 facility. As of September 30, 2002, the amount outstanding under this contract was $5 million.

         Certain other keep well arrangements were entered into in order to enhance the efficiency and flexibility of the energy marketing and related natural gas procurement function. Acting as agent for all of Southern Company's Operating Companies, Southern Company Services, Inc. may enter into various types of wholesale energy and natural gas contracts. Under such Agreements, each of the Operating Companies may be jointly and severally liable for the obligations of each of the other Operating Companies. In that regard, the creditworthiness of Southern Power is currently inferior to the creditworthiness of the other Operating Companies. To insure that such other Operating Companies will not subsidize or be responsible for any costs, losses, liabilities or damages arising out of or resulting from Southern Power's inclusion as a contracting party under the Agreements, Southern Company has entered into a keep well agreement with each of the other operating companies. The market value of Southern Power's share of natural gas and wholesale energy purchase commitments, was $15.2 million as of September 30, 2002.


         No events have occurred or amounts have accrued that would require Southern Company to incur any obligations under these keep well arrangements, and Southern Company does not anticipate that any will.

5. A description of services and goods obtained from associate companies, including services to Southern Power, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of these services.


         Southern Power received disbursement accounting services from Alabama Power Company. These services included the use of 1 employee charged at $6,000 per quarter (at cost).

         Southern Power received various services from Georgia Power Company. These services included operation and supervision at the Franklin, Dahlberg and Wansley facilities as well as disbursement, inventory, fuel and property accounting. All services were charged at cost. Operation services included the use of 65 positions and charges were $3.5 million for the third quarter.

         Southern Power received general management, procurement, business development, treasury, reporting and tax services from Southern Company Services. Southern Company Services Engineering is responsible for managing all current Southern Power construction projects.

         Project related costs are capitalized as construction work in progress. All services were charged at cost. Accounting services included the use of 7 positions; Receivable and contract administration services included the use of 6 positions and Treasury services included the use of 3 positions. Business development activities included the use of 14 employees. The value of these services was $20.1 million for the third quarter, of which $10.5 million was capitalized or deferred.


6. A description of services and goods provided to associate companies and Southern Power which identifies the recipient company, the charge to the associate and whether the charge was computed at cost, market or by using another method, the method to be specified,


         Southern Power provided no goods and/or services to associated companies for the reporting period.



7. A chart showing, as of the end of each quarterly period, all associate companies of Southern Company that are EWG's, Intermediate Subsidiaries, Special Purpose Subsidiaries, and Energy-Related Companies; Southern Company's direct or indirect investment in each entity; the aggregate direct and indirect investment by Southern Company in all the entities; and Southern Company's percentage equity ownership in each entity, together with a statement indicating by category the type of entity or person (i.e., domestic corporation, foreign corporation, foreign government, or natural persons) owning the equity interests in each entity that are not held directly or indirectly by Southern Company.

         See Exhibit A

                                    SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated  November 25, 2002


                              THE SOUTHERN COMPANY


                              By:   /s/  Tommy Chisholm
                                 ---------------------------
                                      Tommy Chisholm
                                      Secretary

                                                     SOUTHERN POWER COMPANY
                                           CONDENSED STATEMENTS OF INCOME (UNAUDITED)



                                                                        For the Three Months            For the Nine Months
                                                                         Ended September 30,            Ended September 30,
                                                                        2002            2001           2002            2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands)                 (in thousands)

Operating Revenues:
Sales for resale --
  Non-affiliates                                                         $ 43,458        $ 12,999       $ 86,300        $ 12,999
  Affiliates                                                               92,445           1,603        126,592           1,603
Other revenues                                                                292               2            379               2
---------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                                  136,195          14,604        213,271          14,604
---------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
Operation --
  Fuel                                                                     50,740           2,336         71,905           2,336
  Purchased power --
    Non-affiliates                                                         20,489             813         31,214             813
    Affiliates                                                              4,407           2,249          9,198           2,249
  Other                                                                     6,597             782         14,999           2,474
Maintenance                                                                   934              45          1,805              45
Depreciation and amortization                                               6,294           1,307         11,779           1,307
Taxes other than income taxes                                               1,437               -          2,940               -
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                   90,898           7,532        143,840           9,224
---------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                           45,297           7,072         69,431           5,380
Other Income:
Interest income                                                                31              29            260              44
Other, net                                                                 (3,406)             36         (4,855)             36
---------------------------------------------------------------------------------------------------------------------------------
Earnings Before Interest and Income Taxes                                  41,922           7,137         64,836           5,460
---------------------------------------------------------------------------------------------------------------------------------
Interest and Other:
Interest expense, net                                                       3,167             260          4,362             261
---------------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                               38,755           6,877         60,474           5,199
Income taxes                                                               11,426             911         19,832             256
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                                               $ 27,329         $ 5,966       $ 40,642         $ 4,943
=================================================================================================================================

                                                   SOUTHERN POWER COMPANY
                                            CONDENSED BALANCE SHEETS (UNAUDITED)



                                                                                    At September 30,        At December 31,
Assets                                                                                    2002                   2001
------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (in thousands)
Current Assets:
Cash and cash equivalents                                                                         $ 48                $ 3,711
Receivables --
  Customer accounts receivable                                                                  10,134                  3,416
  Accumulated provision for uncollectible accounts                                                (350)                     -
  Affiliated companies                                                                          49,863                  1,965
Fossil fuel stock, at average cost                                                               6,854                  3,425
Materials and supplies, at average cost                                                          6,166                  5,731
Other                                                                                           13,047                  9,391
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            85,762                 27,639
------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
In service                                                                                     894,783                265,153
Less accumulated provision for depreciation                                                     15,064                  3,291
------------------------------------------------------------------------------------------------------------------------------
                                                                                               879,719                261,862
Construction work in progress                                                                  931,680                500,358
------------------------------------------------------------------------------------------------------------------------------
Total property, plant, and equipment                                                         1,811,399                762,220
------------------------------------------------------------------------------------------------------------------------------
Other Property and Investments:
Other                                                                                              157                  9,059
------------------------------------------------------------------------------------------------------------------------------
Total other property and investments                                                               157                  9,059
------------------------------------------------------------------------------------------------------------------------------
Deferred Charges and Other Assets:
Accumulated deferred income taxes                                                               39,884                 11,915
Other                                                                                           15,732                 12,024
------------------------------------------------------------------------------------------------------------------------------
Total deferred charges and other assets                                                         55,616                 23,939
------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                               $ 1,952,934              $ 822,857
==============================================================================================================================





                                                   SOUTHERN POWER COMPANY
                                            CONDENSED BALANCE SHEETS (UNAUDITED)


                                                                                    At September 30,        At December 31,
Liabilities and Stockholder's Equity                                                      2002                   2001
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (in thousands)

Current Liabilities:
Notes payable--
   Affiliated                                                                                $ 212,212                  $ 950
   Other                                                                                         1,638                      -
Accounts payable --
   Affiliated                                                                                    2,033                 26,135
   Other                                                                                         7,686                  4,278
Taxes accrued --
   Income taxes                                                                                 14,147                    394
   Other                                                                                         2,936                      -
Interest accrued                                                                                11,582                      -
Other                                                                                            2,898                    886
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      255,132                 32,643
------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                 850,420                293,205
Deferred Credits and Other Liabilities:
Due to affiliated companies                                                                     23,693                 23,415
Obligations under risk management activities                                                    57,565                    365
Deferred revenues under purchased power agreements                                              30,096                  1,731
Other                                                                                            3,559                  4,505
------------------------------------------------------------------------------------------------------------------------------
Total deferred credits and other liabilities                                                   114,913                 30,016
------------------------------------------------------------------------------------------------------------------------------
Common Stockholder's Equity:
  Authorized  - 1,000,000 shares
  Outstanding - 1,000 shares
Paid-in capital                                                                                728,051                452,097
Retained earnings                                                                               48,849                  8,207
Accumulated other comprehensive income                                                         (44,431)                 6,689
------------------------------------------------------------------------------------------------------------------------------
Total common stockholder's equity                                                              732,469                466,993
------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholder's Equity                                                 $ 1,952,934              $ 822,857
==============================================================================================================================